

October 31, 2011

Via E-Mail
Adam M. Fox, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

> **Re:** **Oil Service HOLDRS Trust; File No. 5-86410**
> **Regional Bank HOLDRS Trust; File No. 5-86411**
> **Biotech HOLDRS Trust; File No. 5-86409**
> **Retail HOLDRS Trust; File No. 5-86412**
> **Semiconductor HOLDRS Trust; File No. 5-84554**
> **Pharmaceutical HOLDRS Trust; File No. 5-79676**
> **Response Letter dated October 26, 2011 submitted by**
> **Market Vectors ETF Trust**

Dear Mr. Fox:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Offer to Exchange

1. We note that the offer to exchange documents and the offering prospectus are separate documents. Please confirm that you will disseminate both the offer to exchange documents and the offering prospectus to the holders of HOLDRS. In addition, please confirm that you will revise the offer to exchange documents to reflect any material revisions to the prospectus.

2. Please advise us of your legal analysis in support of calculating the value of HOLDRS after the expiration of the offer. Refer to Item 1004(a)(1)(ii) of Regulation M-A.

3. We note that the value of the securities underlying the HOLDRS, which will be exchanged for shares of the ETF with an initial net asset value equal to the Closing HOLDRS value, may increase or decrease between the expiration time of the offer and the close of trading on the date of expiration (that is, between 11a.m. and 4:30 p.m.). Please advise us as to how you are complying with Rule 14e-1(b) regarding the increase or decrease in consideration.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions